K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

October 15, 2018
VIA EDGAR
Ms. Rebecca Marquigny
Ms. Christina Fettig
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	First Investors Tax Exempt Funds (File No. 333-227120) Responses to Comments on the Registration Statement on Form N-14

Dear Mses. Marquigny and Fettig:
The following are responses to the comments that we received by telephone from Ms. Marquigny on September 26, 2018 and Ms. Fettig on September 27, 2018, respectively, regarding the registration statement on Form N-14 (“Registration Statement”) of the First Investors Tax Exempt Funds (“Registrant”) related to the reorganizations (each, a “Reorganization”) of the First Investors Connecticut Tax Exempt Fund, the First Investors Massachusetts Tax Exempt Fund, the First Investors Michigan Tax Exempt Fund, the First Investors Minnesota Tax Exempt Fund, the First Investors North Carolina Tax Exempt Fund, the First Investors Ohio Tax Exempt Fund, the First Investors Pennsylvania Tax Exempt Fund, and the First Investors Virginia Tax Exempt Fund (each, a “State Tax Exempt Fund”), each a series of the Registrant, into the First Investors Tax Exempt Opportunities Fund (“Tax Exempt Opportunities Fund”), another series of the Registrant.  Each State Tax Exempt Fund also may be referred to herein as a “Target Fund,” the Tax Exempt Opportunities Fund also may be referred to herein as the “Acquiring Fund,” and each State Tax Exempt Fund and the Tax Exempt Opportunities Fund also may be referred to herein as a “Fund.”
The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on August 30, 2018.  SEC staff (“Staff”) comments are set forth in bold below and are followed by the Registrant’s responses. Defined terms used herein but not defined have the same meanings as in the Registration Statement.  The Trust believes that the responses below fully address the Staff’s comments.
Disclosure Comments
1.
Please note that any comments may relate to or involve language that is repeated or restated elsewhere in the filing, for example, in the summary prospectus, SAI or Part C. In these situations we generally do not repeat comments or point out each place where changes are required.  However, we expect the Registrant to make corresponding and consistent changes as appropriate throughout the filing.  If the Registrant declines to

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make a conforming change in a particular instance, please identify and explain the basis for the discrepancies in your response letter to the Staff.

The Registrant confirms that, where the Registrant deems applicable and appropriate, corresponding changes in response to the Staff’s comments have been made in the Rule 497 filing submitted with this response letter.

2.
On page 4 of the “Questions and Answers” section (“Q&A”), under the question “Will there be any changes to my fees and expenses as a result of the Reorganizations?,” the response states that “[a]fter giving effect to all of the Reorganizations, the pro forma total annual fund operating expense ratios of the Acquiring Fund are expected to decrease or remain the same for all share classes.”  Please clarify that the total annual fund operating expenses does not take into account any voluntary fee waivers.

The Registrant does not believe that any change is required in response to the Staff comment because the statement compares the current total annual operating expenses of the Acquiring Fund, which is not subject to any fee waiver arrangement, to the total annual fund operating expenses of the Acquiring Fund after giving effect to the Reorganizations.  The comparison of the Target Funds’ and Acquiring Fund’s annual operating expenses is contained in the paragraph immediately above the statement referenced in the comment and clearly sets forth comparative information on the total and net annual fund operating expenses of the Funds.

3.
On page 8 of the Q&A, under the question “What will happen if the Reorganization Plan is not approved by shareholders of a Target Fund?,” the response states that if shareholders of a Target Fund do not approve the Reorganization Plan with respect to that Target Fund, the Board of Trustees “will consider other alternatives, including liquidating the Target Fund.”  Please indicate alternatives other than liquidation of the Target Fund that the Board may consider appropriate.

If the Reorganization Plan is not approved with respect to one or more Target Funds, FIMCO will reassess alternatives for that Target Fund(s) in light of factors that it deems appropriate, such as the size of the non-reorganizing Fund(s), and present its recommendation(s) to the Board.  This analysis must necessarily occur after the results of the Meeting are determined.  Therefore, the Registrant is unable to state, at this time, what alternatives FIMCO may recommend and the Board may consider with respect to non-reorganizing Fund(s).

4.
On page 8 of the Q&A, under the question “Who is paying the costs of the Reorganizations?,” the response states that “[t]he Target Funds will split the costs of the Reorganizations evenly, except that each Target Fund will bear the costs of printing and mailing the Proxy Statement to its shareholders and its proxy solicitation costs.”  Please clarify what it means that the Target Funds will split the costs of the Reorganizations evenly, including whether this means that the costs will be borne equally by each Target Fund even if its shareholders do not approve the Reorganization Plan, or if the costs will be split pro rata only among the Target Funds whose

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shareholders approve the Reorganization Plan.

The Target Funds will split the costs of the Reorganizations evenly, except that each Target Fund will bear the costs of printing and mailing the Proxy Statement to its shareholders and its proxy solicitation costs, whether or not the Target Fund’s shareholders approve the Reorganization Plan.  The Registrant has added the following disclosure to the response and has added corresponding disclosure, as appropriate:

“Each Target Fund will bear its share of the Reorganization expenses, regardless of whether Target Fund shareholders approve the Reorganization Plan with respect to the Target Fund.”

5.
In the “Comparative Fee and Expense Tables” in Proposal 1, please consider moving the footnote related to the voluntary waiver of advisory fees of the Target Fund from the “Management Fees” line to the “Total Annual Fund Operating Expenses” line to help investors see the relationship between the existing voluntary fee waiver, the current Target Fund expenses, and their future costs if the Reorganization is approved.

The Registrant has made the requested change in Proposal 1 and has made conforming changes throughout the Registration Statement.

6.	The Capitalization table in Proposal 1 presents negative values sometimes in parentheses, and sometimes with a minus sign preceding the negative value. Please use a consistent format throughout.

The Registrant has made the requested change and has made conforming changes throughout the Proxy Statement.

7.
In Proposal 3, in the Example of Fund Expenses, the figures for the “Pro forma Acquiring Fund (After Michigan Fund Reorganization)” both assuming redemption of shares and assuming no redemption of shares are the same as those for the “Pro forma Acquiring Fund (After Connecticut Fund Reorganization)” in Proposal 1.  In light of the different fees and expenses and different net assets between the Michigan Fund and Connecticut Fund, please confirm the accuracy of these figures or make the necessary revisions.

The Registrant has revised some of the figures and has confirmed the accuracy of any unchanged figures.

8.
In Proposal 6, in the Example of Fund Expenses, please confirm the accuracy of the figures for the “Acquiring Fund” and the “Pro forma Acquiring Fund (After Ohio Fund Reorganization)” or make the necessary revisions.

The Registrant has reviewed and made the necessary adjustments.

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9.
In Proposal 6, in the “Portfolio Turnover” section, the Acquiring Fund’s portfolio turnover rate appears to be misstated, as this figure is reported as 69% of the average value of the Acquiring Fund’s portfolio in the other Proposals.  Please confirm the accuracy of this figure or make the necessary revisions.

The Registrant has revised the portfolio turnover rate for the Acquiring Fund, which was 69% of the average value of the Acquiring Fund’s portfolio.

10.
In Proposal 7, in the Example of Fund Expenses, the expense example figures appear to be inconsistent with the expense example figures for the other Proposals.  Please confirm the accuracy of these figures or make the necessary revisions.

The Registrant has reviewed and made the necessary adjustments.

11.
In Proposal 8, the third full bullet point on page 80 under “Considerations Regarding the Reorganization” states that “[t]he Institutional Class shares of the Acquiring Fund have underperformed the Institutional Class shares of the Virginia Fund for the one-year period ended December 31, 2017….”  Please consider giving this disclosure greater prominence as an instance where the Target Fund has outperformed the Acquiring Fund.

The Registrant intended to italicize the disclosure noted in the comment; however, due to a technical error, the printed version of the Proxy Statement to be distributed to shareholders does not contain italicized disclosure.  (The Institutional Class shares of the Acquiring Fund underperformed the Institutional Class shares of the Virginia Fund by only 0.04% for the one-year period ended December 31, 2017 and the Institutional Class shares of the Virginia Fund represented 1.38% of the total capitalization of the Virginia Fund as of June 30, 2018.)

12.
On page 97, under “All Proposals: Comparison of Principal Risks,” the “Interest Rate Risk” disclosure states that “[t]he Fund also invests in floating rate and variable rate demand notes.”  Please direct the Staff to the portion of the principal investment strategy sections required by Items 4 and 9 of Form N-1A that discuss a Fund’s investments in floating rate and variable rate demand notes, or add the necessary disclosure.  If investments in floating rate and variable rate demand notes are not a principal investment strategy of a Fund, please delete this reference.

The Registrant confirms that investments in floating rate and variable rate demand notes are not a principal investment strategy of any Fund notwithstanding reference to these securities under “Interest Rate Risk” on page 96.  The Registrant notes that floating rate and variable rate demand notes are also referenced in the discussion of investment risks included in each Fund’s currently effective Prospectus.  Because the Registrant would like to maintain consistent investment risk disclosure between the Proxy Statement and each Fund’s currently effective Prospectus, the Registrant respectfully declines the comment. The Registrant will consider implementing the suggested change in connection with the Funds’ next annual

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registration statement update.

13.
On page 98, under “All Proposals: Comparison of Principal Risks,” the “Market Risk” disclosure states that “[t]here is also the possibility that the value of the Fund’s investments in high yield securities will decline due to drops in the overall high yield bond market.”  As only the Acquiring Fund may invest in high yield securities, please revise or remove the reference in this risk, which currently applies to all of the Target Funds as well as the Acquiring Fund.

The Registrant has added the following parenthetical after the heading “Market Risk”:

“(With respect to investments in high yield securities, Acquiring Fund only.)”

14.
On page 102, under “Plan of Reorganization and Termination,” the second full paragraph states:  “Until the Closing Date, shareholders of each Target Fund will continue to be able to redeem their Target Fund shares at the NAV per share next determined after receipt by the transfer agent of a redemption request in proper form.”  Please direct the Staff to disclosure stating what constitutes “proper form” or add appropriate disclosure.

The Registrant has added the following immediately following the disclosure noted in the comment:

“A redemption order is deemed “received in proper form” when it contains all of the information and documentation required to carry out the order.”

15.
On page 102, under “Plan of Reorganization and Termination,” the fourth full paragraph states that each Target Fund will bear its own printing, solicitation and mailing costs, as well as one-eighth of all other Reorganization expenses.  If correct, please state that any Fund whose shareholders do not approve its Reorganization will still bear responsibility for one-eighth of the Reorganization expenses applicable to the Funds.

The first sentence of the paragraph containing the statement noted in the comment has been revised as follows:

“The costs of the Reorganizations will be borne by the Target Funds, regardless of whether Target Fund shareholders approve the Reorganization Plan with respect to their Target Fund.”

16.
On page 103, under “Description of Acquiring Fund Shares,” the disclosure states that “[s]hares of the Acquiring Fund will have no preemptive or conversion rights.”  Please confirm supplementally that any preexisting Acquiring Fund shares with conversion rights will not be altered by the proposed Reorganizations.

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The Registrant confirms that any preexisting Acquiring Fund shares with conversion rights will not be altered by the proposed Reorganizations.

17.	On page 105, under “Board Considerations,” the paragraph regarding “Other

Alternatives” states:  “After considering the alternatives to the Reorganizations, including the potential consequences of liquidation of the Target Funds, the Board agreed with FIMCO’s assessment that the alternatives were less desirable than the Reorganizations.”  On page 8 of the Q&A, under the question “What will happen if the Reorganization Plan is not approved by shareholders of a Target Fund?,” the response states:  “If shareholders of a Target Fund do not approve the Reorganization Plan with respect to that Target Fund, that Fund will not be reorganized into the Acquiring Fund and the Trust’s Board of Trustees will consider other alternatives, including liquidating the Target Fund.”  Please confirm whether the disclosure in the “Board Considerations” section means that the Board has already considered other alternatives and has determined that each Target Fund is to be liquidated whether or not its shareholders approve its Reorganization, and make any necessary changes to the disclosure.

As stated in the Proxy Statement, at its April Board meeting, the Board, after considering the alternatives to the Reorganizations, determined to vote for the Reorganizations.  The Board did not determine in the alternative that if the Reorganization Plan is not approved with respect to a Target Fund, that such Target Fund will be liquidated.  If the Reorganization Plan is not approved with respect to one or more Target Funds, FIMCO will reassess alternatives for that Target Fund(s) and present its recommendation(s) to the Board. At that time the Board will consider what course of action to take with respect to any non-reorganizing Target Fund(s).  Therefore, the Registrant does not believe that any changes to the disclosure are necessary.

18.
On page 106, under “Federal Income Tax Consequences of the Reorganizations,” it is disclosed that, as a condition to the closing of each Reorganization, the Trust will receive an opinion of counsel that, among other things, a “shareholder’s aggregate basis in the Acquiring Fund shares it receives in a Reorganization will be the same as the aggregate basis in its Target Fund shares it actually or constructively surrenders in exchange for those Acquiring Fund shares, and its holding period for those Acquiring Fund shares will include, in each instance, its holding period for those Target Fund shares, provided the shareholder holds the latter as capital assets at the time of the closing of the Reorganization.”  Please add disclosure explaining, as a practical matter, what it means for an investor to “[hold] the latter as capital assets at the time of the closing of the Reorganization.”

In response to the comment, the Registrant has added the following:

“(In most cases, an investor in a Target Fund will hold its Target Fund shares as capital

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assets.  In the case of an asset such as Target Fund shares, they generally would not be held as capital assets if they were property held by the taxpayer primarily for sale to customers in the ordinary course of his trade or business or were any hedging transaction which is clearly identified as such.)”

19.
The disclosure on page 106 under “Federal Income Tax Consequences of the Reorganizations” states:  “Notwithstanding the above, the opinion of counsel may state that no opinion is expressed as to the effect of the Reorganizations on the Funds or any Shareholder with respect to any transferred asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.”  Please rewrite this paragraph for clearer investor understanding or provide a practical description of what this paragraph would mean to an investor.

In response to the comment, the Registrant has added the following:

“(A mark-to-market system of accounting requires that property subject thereto be treated as if it was sold for its fair market value (generally at the end of the taxpayer’s taxable year), resulting in the recognition of unrealized gain or loss for federal tax purposes, even if the property has not yet been disposed of.  For example, certain futures contracts, foreign currency contracts, and options, but excluding certain derivatives, that a RIC holds at the end of its taxable year (and, generally for purposes of a federal excise tax applicable to RICs, on October 31 of each year) must be “marked-to-market.”  If that concept were applied to the assets a Target Fund (whose taxable year will end on the date of its Reorganization) transfers to the Acquiring Fund, that Target Fund would have to recognize unrealized gains or losses on those assets, which would affect the amount of any dividends and/or capital gain distributions it would need to distribute to its shareholders at or before the Closing Date.)”

20.	Please complete the “Ownership of Shares” tables in Appendix C.

The Registrant has completed the “Ownership of Shares” tables.

Accounting Comments

21.
The President’s letter discloses under “Better Performance Record” that, with one exception, each share class of the Acquiring Fund has had better performance than the corresponding share class of the Target Funds.  Please provide the “as of” date for this analysis.

The Registrant has added the requested disclosure.

22.
The President’s letter includes “Potential Economies of Scale” as a benefit of the proposed Reorganizations.  Please disclose that this analysis does not take into account the voluntary fee waivers in effect for the Target Funds.

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The Registrant does not believe that any change is required to the disclosure noted in the comment because the statement compares the current annual fund operating expenses of the Acquiring Fund to the pro forma annual fund operating expenses of the Acquiring Fund after giving effect to the Reorganizations.  A discussion of the voluntary fee waiver in effect for the Target Funds is not relevant to this statement.

However, in order to address what the Registrant believes is the intent of the Staff’s comment, the Registrant has added the following as the third paragraph under “Benefits of the Proposed Reorganizations:

“Lower Total Annual Fund Operating Expenses for all Share Classes of the State Tax Exempt Funds and Lower Net Annual Fund Operating Expenses for a Majority of the Share Classes of the State Tax Exempt Funds.  The total annual fund operating expenses of each class of shares of the Tax Exempt Opportunities Fund are lower than the total annual fund operating expenses of the corresponding class of shares of each State Tax Exempt Fund. Currently, FIMCO voluntarily waives a portion of its advisory fee for each State Tax Exempt Fund (but not the Tax Exempt Opportunities Fund). These voluntary fee waivers can be terminated by FIMCO at any time in its discretion.  Taking into account these voluntary fee waivers, the total annual fund operating expenses of each class of shares of the Tax Exempt Opportunities Fund are still lower in a majority of cases than the net annual fund operating expenses of the corresponding class of shares of the State Tax Exempt Funds.  Please see “Will there be any changes to my fees and expenses as a result of the Reorganizations?” starting on page 4 of the Questions and Answers immediately following this letter to see the effect of the Reorganizations on your State Tax Exempt Fund.”

23.
The President’s letter discusses the differences between the State Tax Exempt Funds and the Tax Exempt Opportunities Fund.  Please consider simplifying this disclosure.  The Staff notes that on page 3 of the Q&A, under the question “How are the Target Funds different from the Acquiring Fund?,” the response includes disclosure that may be appropriate for the President’s letter.

The Registrant has replaced the first sentence under the paragraph discussing the differences between the State Tax Exempt Funds and the Tax Exempt Opportunities Fund with the following:

“The Tax Exempt Opportunities Fund as its primary investment objective seeks a high level of interest income that is exempt from federal income tax while each State Tax Exempt Fund seeks a high level of interest income that is exempt from both federal income tax as well as state income tax for individual residents of the state identified in the Target Fund’s name.”

24.
On page 2 of the Q&A, under the question “What is the purpose of the Reorganizations?,” the response states that if the Reorganizations are consummated the Acquiring Fund is expected to have slightly lower expenses for each share class and

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describes the potential effects of economies of scale. Please disclose that this analysis does not take into account the voluntary fee waivers in effect for the Target Funds.

As explained in the Registrant’s response to Comment 22, the Registrant does not believe that any change is required to the disclosure noted in the comment because the statement compares the current annual fund operating expenses of the Acquiring Fund to the pro forma annual fund operating expenses of the Acquiring Fund after giving effect to the Reorganizations.

However, in order to address what the Registrant believes is the intent of the Staff’s comment, the Registrant has added the following as the third numbered paragraph under “What is the purpose of the Reorganizations:”

“The total annual fund operating expenses of each class of shares of the Acquiring Fund is lower than the total annual fund operating expenses of the corresponding class of shares of each Target Fund. Currently, FIMCO voluntarily waives a portion of its advisory fee for each Target Fund (but not the Acquiring Fund). These voluntary fee waivers can be terminated by FIMCO at any time in its discretion.  Taking into account these voluntary fee waivers, the total annual fund operating expenses of each class of shares of the Acquiring Fund are still lower in a majority of cases than the net annual fund operating expenses of the corresponding class of shares of the Target Funds.  Please see “Will there be any changes to my fees and expenses as a result of the Reorganizations?” starting on page 4 of these Questions and Answers to see the effect of the Reorganizations on your Target Fund.”

25.
On page 4 of the Q&A, under the question “Will there be any changes to my fees and expenses as a result of the Reorganizations?,” the response prior to the comparative fee and expense tables states that, “[t]aking into account the voluntary fee waiver, net annual fund operating expenses for each class of each Target Fund would be 0.10% lower than represented in the tables below.”  Please add to this statement disclosure to the effect that, as a result, the net expenses of the Acquiring Fund after the Reorganizations could be higher than those of a Target Fund.

The Registrant has added the requested disclosure.

26.
On page 4 of the Q&A, under the question “Will there be any changes to my fees and expenses as a result of the Reorganizations?,” the comparative fee and expense tables show the pro forma total annual fund operating expenses of each class of shares of the Acquiring Fund after (1) giving effect only to the Reorganization of the named Target Fund and (2) giving effect to all Reorganizations.  Please include disclosure to the effect that, because the Reorganizations are not contingent on one another, there are other possible outcomes than those shown in the tables.

The Registrant has added the requested disclosure.

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27.
On page 4 of the Q&A, under the question “Will there be any changes to my fees and expenses as a result of the Reorganizations?,” the introductory paragraph uses the term “gross annual fund operating expenses,” whereas the comparative fee tables use the heading “Total Annual Fund Operating Expenses.”  Please use consistent terminology throughout.

The Registrant has changed references to “gross annual fund operating expenses” in the discussion to “total annual fund operating expenses.”

28.
On page 7 of the Q&A, under the question “Will the Reorganizations result in any federal income tax liability for a Target Fund or its shareholders?,” the response states that “(1) FIMCO believes that all, or substantially all, of each Target Fund’s assets could be transferred to and held by the Acquiring Fund, and (2) FIMCO does not anticipate selling any significant portion of the assets of a Target Fund in connection with the Reorganizations.”  If repositioning in connection with the Reorganizations is anticipated, what is the expected magnitude of such repositioning?

The Registrant believes that all, or substantially all, of each Target Fund’s assets can be transferred to and held by the Acquiring Fund and does not believe that any significant portion of the assets of any Target Fund will be sold in the connection with the Reorganizations.

29.
On page 8 of the Q&A, under the question “What will happen if the Reorganization Plan is not approved by shareholders of a Target Fund?,” please disclose whether there are alternatives, other than liquidating the Target Fund, that may be considered by the Board.  If the Board will consider no other alternatives, please disclose this supplementally to the Staff.

As stated in the Registrant’s response to Comment 3 above, if the Reorganization Plan is not approved with respect to one or more Target Funds, FIMCO will reassess alternatives for that Target Fund(s) in light of factors that it deems appropriate, such as the size of the non-reorganizing Fund(s), and present its recommendation(s) to the Board.  This analysis must necessarily occur after the results of the Meeting are determined.  Therefore, the Registrant is unable to state, at this time, what alternatives, other than liquidation, FIMCO may recommend and the Board may consider with respect to non-reorganizing Fund(s).

30.
On page 8 of the Q&A, under the question “Who is paying the costs of the Reorganizations?,” the response states that the Target Funds will pay the costs of the Reorganizations.  On page A-11 of Appendix A, the Reorganization Plan states that all registration and qualification fees and transfer agency costs related to the issuance of the Acquiring Fund shares shall be paid by the Acquiring Fund.  Please disclose that the Acquiring Fund will pay some of the costs of the Reorganizations.

The Registrant anticipates that any fees payable to governmental authorities for the

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registration and qualification of the Acquiring Fund’s shares distributable under the Reorganization Plan and transfer agency costs related to the Reorganizations will be de minimis and, therefore, for the sake of simplicity, the Registrant has not included a discussion of Acquiring Fund’s expenses in the Proxy Statement. For this reason, the Registrant does not believe any additional disclosure is necessary and respectfully declines the Staff’s comment.

31.
On page 8 of the Q&A, under the question “Who is paying the costs of the Reorganizations?,” the response states that “[t]he Target Funds will split the costs of the Reorganizations evenly, except that each Target Fund will bear the costs of printing and mailing the Proxy Statement to its shareholders and its proxy solicitation costs.”  Please clarify whether that the costs will be borne equally by each Target Fund even if its shareholders do not approve the Reorganization Plan, or if the costs will be split pro rata only among the Target Funds whose shareholders approve the Reorganization Plan.

Please see the Registrant’s response to Comment 4 above.

32.
On page 8 of the Q&A, under the question “Who is paying the costs of the Reorganizations?,” the response states that the costs of the Reorganizations are estimated to be approximately $132,739.  The Staff notes that the adjustments for the costs of the Reorganizations disclosed in the Capitalization tables in Proposals 1-8 do not sum to $132,739.  Confirm the accuracy of the disclosed figures or make any necessary revisions.

The Registrant has reviewed and made the necessary adjustments.

33.
In Proposal 1, in the carryover disclosure that begins on page 3 of the “Considerations Regarding the Reorganization,” clarify that the last two sentences of the paragraph do not take into account the voluntary fee waiver in place for the Target Funds.

The Registrant does not believe that any change is required in response to the Staff comment because the last two sentences of the paragraph compare the current total annual fund operating expense ratios of the Acquiring Fund to the pro forma total annual fund operating expense ratios of the Acquiring Fund (1) after giving effect to the Reorganization of the Connecticut Fund only and (2) after giving effect to all of the Reorganizations. A discussion of the voluntary fee waiver in effect for the Target Funds is not relevant to these statements. The comparison of the Target Funds’ and Acquiring Fund’s annual operating expenses, before and after giving effect to the voluntary fee waiver in effect for the Target Funds, is contained in disclosure immediately preceding these statements. For these reasons, the Registrant does not believe any additional disclosure is necessary and respectfully declines the Staff’s comment.

34.	Please confirm that the Comparative Fee and Expense Tables represent the current

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fees and expenses in accordance with Item 3 of Form N-14.

The Registrant confirms that the Comparative Fee and Expense Tables represent the current fees and expenses in accordance with Item 3 of Form N-14.

35.
In Proposal 1, on page 5 of the “Comparative Fee and Expense Tables,” the tables show (1) the pro forma total annual fund operating expenses assuming only the Reorganization of the Connecticut Fund, and (2) pro forma total annual fund operating expenses assuming all Reorganizations.  Please include disclosure to the effect that, because the Reorganizations are not contingent on one another, there are other possible outcomes than those shown in the tables.

The Registrant has added the requested disclosure in Proposal 1 and has made conforming changes to the other Proposals.

36.
In Proposal 1, in the “Comparative Fee and Expense Tables” on pages 5-6, the Total Annual Fund Operating Expenses of the Connecticut Fund Class B shares is 1.88%, but the line items under Total Annual Fund Operating Expenses sum to 1.85%.  Please revise the fee table as necessary so that the Total Annual Fund Operating Expenses figure is the sum of the lines items under that caption.

The Registrant has reviewed and made the necessary adjustment.

37.
In Proposals 1-8, in the “Comparative Fee and Expense Tables”, the Total Annual Fund Operating Expenses of the Acquiring Fund Class B shares is 1.75%, but the line items under Acquiring Fund Class B shares Total Annual Fund Operating Expenses sum to 1.73%.  Please revise each fee table as necessary so that the Total Annual Fund Operating Expenses figure is the sum of the lines items under that caption.

The Registrant has made the necessary adjustments in Proposals 1-8.

38.
In the Capitalization table in Proposal 1, as well as Capitalization tables in other Proposals, the Staff notes that there appear to be minor mathematical errors in the calculations.  Please confirm the accuracy of the figures in these tables or make the necessary revisions.

The Registrant has reviewed the Capitalization tables in the Proxy Statement and made adjustments where necessary.

39.
In Proposal 4, the last bullet point on page 36 of “Considerations Regarding the Reorganization” states that, taking into account the voluntary fee waiver for the Minnesota Fund, the Acquiring Fund’s Advisor Class shares expense ratio is expected to be the same as Minnesota Fund’s Advisor Class shares expense ratio, and Acquiring Fund’s Institutional Class shares expense ratio is expected to be 0.12% lower than

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Minnesota Fund’s Institutional Class shares expense ratio.  The Staff believes that the Acquiring Fund’s Advisor Class shares expense ratio is expected to be 0.05% lower than the Minnesota Fund’s Advisor Class shares expense ratio, and the Acquiring Fund’s Institutional Class shares expense ratio is expected to be 0.07% lower than the Minnesota Fund’s Institutional Class shares expense ratio.  Confirm the accuracy of the disclosure or make the necessary revisions.

The Registrant has reviewed and made the necessary adjustments.

40.
In Proposal 5, the last bullet point on page 47 of “Considerations Regarding the Reorganization” states that, taking into account the voluntary fee waiver for the North Carolina Fund, the Acquiring Fund’s Class A shares expense ratio is expected to be 0.02% lower than the North Carolina Fund’s Class A shares expense ratio.  The Staff believes that the Acquiring Fund’s Class A shares expense ratio is expected to be 0.02% higher than the North Carolina Fund’s Class A shares expense ratio.  Confirm the accuracy of the disclosure or make the necessary revisions.

The Registrant has reviewed and made the necessary adjustment.

41.
In Proposal 5, the first bullet point on page 49 of “Considerations Regarding the Reorganization” states that the North Carolina Fund had assets of $28.6 million at June 30, 2018.  The Capitalization table on page 56 discloses that the North Carolina Fund had assets of approximately $28.7 million at June 30, 2018.  Please make the necessary revisions.

The Registrant has reviewed and made the necessary adjustment.

42.
In Proposal 5, in the “Comparative Fee and Expense Tables” on pages 49-50, the Total Annual Fund Operating Expenses of the Acquiring Fund Class B shares after the North Carolina Fund Reorganization only is reported as 1.74%, while the Total Annual Fund Operating Expenses of the Acquiring Fund Class B shares after all Reorganizations is reported as 1.75%.  Is the higher figure after giving effect to all Reorganizations due to rounding? Confirm the accuracy of the disclosure or make the necessary revisions.

The Registrant has reviewed and made the necessary adjustments.

43.	In Proposal 6, the Ohio Fund Institutional Class shares in the Example of Fund Expenses appear to be inaccurate. Confirm the accuracy of the disclosure or make the necessary revisions.

The Registrant has reviewed and made the necessary adjustments.

44.	In Proposal 6, on page 62 of the Example of Fund Expenses, the Acquiring Fund example and the Pro forma Acquiring Fund (After Ohio Fund Reorganization) example

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appear to be switched. Confirm the accuracy of the disclosure or make the necessary revisions.

The Registrant has reviewed and made the necessary adjustments.

45.
In Proposal 7, the last bullet point on page 69 of “Considerations Regarding the Reorganization” states that, taking into account the voluntary fee waiver for the Pennsylvania Fund, the Acquiring Fund’s Class A shares expense ratio is expected to be 0.04% higher than the Pennsylvania Fund’s Class A shares expense ratio.  The Staff believes that the Acquiring Fund’s Class A shares expense ratio is expected to be 0.06% higher than the Pennsylvania Fund’s Class A shares expense ratio.  Confirm the accuracy of the disclosure or make the necessary revisions.

The Registrant has reviewed and made the necessary adjustment.

46.
In Proposal 8, in the “Comparative Fee and Expense Tables” on pages 82-83, the Total Annual Fund Operating Expenses of the Acquiring Fund Class B shares after the Virginia Fund Reorganization only is reported as 1.74%, while the Total Annual Fund Operating Expenses of the Acquiring Fund Class B shares after all Reorganizations is reported as 1.75%.  Is the higher figure after giving effect to all Reorganizations due to rounding? Confirm the accuracy of the disclosure or make the necessary revisions.

The Registrant has reviewed and made the necessary adjustments.

47.
On page 107 of the Proxy Statement, under “Federal Income Tax Consequences of the Reorganizations,” the disclosure states that “[e]ach Target Fund, except the Pennsylvania Fund, has capital loss carryovers.”  Please disclose the amount of each Target Fund’s capital loss carryovers, along with any applicable expiration dates.

The Registrant has added the requested disclosure.

48.
In Note 2 on page 5 of the Pro Forma Financial Information, the net assets disclosed for the Target Funds do not match the net assets disclosed in the Capitalization tables in Proposals 1-8 in the Proxy Statement.  Please update Note 2 of the Pro Forma Financial Information or the Capitalization tables as appropriate.

The Registrant has reviewed and made the necessary adjustments.

49.
In Note 3 on page 5 of the Pro Forma Financial Information, the pro forma adjustments appear to be disclosed for the six-month period ended June 30, 2018.  Please provide either: (1) the pro forma adjustments for the 12-month period ended June 30, 2018, or (2) the pro forma adjustment for the year ended December 31, 2017 and the six-month period ended June 30, 2018.

Securities and Exchange Commission
October 15, 2018

The Registrant had provided the pro forma adjustment for the year ended December 31, 2017 and the six-month period ended June 30, 2018.

50.	Add disclosure to the Notes to the Pro Forma Financial Information disclosing: (1) whether or not the Reorganizations are contingent upon each other; (2) the rationale for the allocation of Reorganization expenses among the Target Funds; (3) any significant portfolio realignment of any Target Fund(s) in connection with the Reorganizations; and (4) the capital loss carryforwards available to each Target Fund.

The Registrant has added the requested disclosures.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:	Scott Richardson Mary Najem Foresters Investment Management Company, Inc.